SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                           RIBI IMMUNOCHEM RESEARCH, INC.
                   -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   -------------------------------------------------
                         (Title of Class of Securities)

                                    762553105
                               ------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G/A

CUSIP NO.762553105

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation and AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, ALBERTO W. VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group
     (See Instructions)                           (b)


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     See Item 4 of separate cover pages for Reporting Persons
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                          None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                         1,925,000 shares in the aggregate for all Reporting
                         Persons and as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                         1,925,000 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     1,925,000 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   10.2%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G/A

CUSIP NO. 762553105

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification
     No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group
     (See Instructions)                           (b)


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                          None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                         1,895,000 shares, as to all of which beneficial ownership is disclaimed


                    (7)  Sole Dispositive Power                     None

                    (8)  Shared Dispositive Power

                         1,895,000 shares, as to all of which beneficial ownership is disclaimed


-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     1,895,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                     10%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 762553105

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification
     No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group
     (See Instructions)                           (b)


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                         30,000 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                         30,000 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     30,000 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                           0.2%
     by Amount in Row 9

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G/A

CUSIP NO. 762553105

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification
     No. of Above Person

     ALBERTO W. VILAR
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group
     (See Instructions)                           (b)


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                         1,895,000 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                         1,895,000 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     1,895,000 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                          10.0%
     by Amount in Row 9

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                 IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 762553105

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     S.S. or I.R.S Identification
     No. of Above Person

     GARY A. TANAKA
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group
     (See Instructions)                           (b)


--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                           None
Beneficially Owned
by Each Reporting   (6)  Shared Voting Power
Person with
                         1,895,000 shares, as to all of which beneficial ownership is disclaimed

                    (7)  Sole Dispositive Power                      None

                    (8)  Shared Dispositive Power

                         1,895,000 shares, as to all of which beneficial ownership is disclaimed

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     1,895,000 shares, as to all of which beneficial ownership is disclaimed
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [X]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                          10.0%
     by Amount in Row 9

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                 IA
     (See Instructions)

--------------------------------------------------------------------------------

Item 1.
------

     (a) The Name of issuer as to whose securities this statment relates is Ribi ImmunoChem Research, Inc. (the "Issuer").


     (b) The address of Issuer's principal place of business is 553 Old Corvallis Road, Hamilton, MT 59840.


Item 2.
------

     (a-c) This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco,
California, 94111 ("Amerindo") and Amerindo Investment Advisors,
Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado
6277, Panama 5, Panama, Alberto W. Vilar and Gary A. Tanaka
(sometimes hereinafter collectively referred to as the "Reporting
Persons"). Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Amerindo and Amerindo Panama are sometimes hereinafter collectively referred to as the "Advisor Entities."

           Each of the Advisor Entities is an investment advisor, and all of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. Because each of the Reporting Persons is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms.

     (d-e) This statement is being filed as to the Common Stock of Ribi ImmunoChem Research, Inc., Cusip Number 762553105.

Item 3.
-------

     (a-g)     Inapplicable.

     (h) This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.


Item 4.  Ownership.
------   ---------

     (a-c)     The following table sets forth for each of the Advisor Entities the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of December 31, 1995, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10-Q for the quarter ended September 30, 1995 (with beneficial ownership determined as set forth in Rule 13d-3 under the Exchange Act, but with beneficial ownership being expressly disclaimed). Messrs. Vilar and Tanaka, as the sole shareholders and directors of the Advisor Entities, share with each other investment and dispositive power as to all of the shares shown as owned by the Advisor Entities, who otherwise have sole investment and dispositive power with respect thereto, except that each client of the Advisor Entities has the unilateral right to terminate the advisory agreement with the Advisor
Entity in question on notice which typically need not exceed 30 days.


Name                     No. of Shares                 Percent of Class
----                     -------------                 ----------------

Amerindo                   1,895,000                        10.0%

Amerindo Panama               30,000                         0.2%


Item 5.   Ownership of Five Percent or Less of a Class.
------    --------------------------------------------

          Inapplicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
------    ---------------------------------------------------------------

          The subject shares are all owned by clients of the Advisor Entities. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.


Item 7.   Identification and Classification of the Subsidiary Which
------    ---------------------------------------------------------
          Acquired the Security Being Reported on By the Parent Holding
          -------------------------------------------------------------
          Company.
          -------

          Inapplicable.

Item 8.   Identification and Classification of Members of the Group.
------    ---------------------------------------------------------

          See response to Item 2, above.

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Inapplicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.


                                             AMERINDO INVESTMENT ADVISORS INC.,
                                             a California corporation


                                             By: /s/ Alberto W. Vilar
                                                 -------------------------------
                                                 ALBERTO W. VILAR, PRESIDENT


                                              AMERINDO INVESTMENT ADVISORS INC.,
                                              a Panama corporation

                                              By: /s/ Alberto W. Vilar
                                                  ------------------------------
                                                  ALBERTO W. VILAR, DIRECTOR

                                                  /s/ Alberto W. Vilar
                                                  ------------------------------
                                                  ALBERTO W. VILAR


                                                  /s/ Gary A. Tanaka
                                                  ------------------------------
                                                  GARY A. TANAKA